EXHIBIT (a)(14)

Humana News Release

                            For Further Information:

                               Laurie G. Scarborough
                                  Investor Relations
                                        502/580-1037
			          September 28, 1995


     HUMANA SIGNS $600 MILLION CREDIT AGREEMENT

     LOUISVILLE, KY. --- Humana Inc. (NYSE: HUM) announced today that the company renegotiated its revolving credit agreement increasing the committed amount from $350 million to $600 million. The 20 bank syndication effort lead by Chemical Securities Inc. allowed Humana to obtain lower financing costs and extend the maturity of the agreement.

     The company will use up to $300 million of this credit to fund a portion of its previously-announced acquisition of EMPHESYS Financial Group, Inc. (NYSE: EFG). The remaining amount of the unused credit agreement will be available for general corporate purposes, including future acquisitions.

     The company recently received credit ratings of A- and A3 from Standard & Poor's and Moody's Investor Service, respectively, both of which were reaffirmed following Humana's announcement of the EMPHESYS acquisition. The company believes that these ratings contributed to the favorable terms received on the renegotiated credit agreement.

     Headquartered in Louisville, Kentucky, Humana provides managed health care services to 2.4 million members through the operation of health maintenance organizations and preferred provider organizations located in 14 states and the District of Columbia.